WestMountain Asset Management, Inc.
123 North College Avenue, Ste 200
Fort Collins, CO 80524

September 13, 2013

Mr. Kevin Woody
Branch Chief
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	WestMountain Asset Management, Inc. (the Company)
Form 10K for the year ended December 31, 2012
Filed March 25, 2013
File Number: 000-53030

Dear Mr. Woody,

This is in response to your comment letter of August 29, 2013. The paragraph numbers correspond to those of your letter.

Form 10-K for the year ended December 31, 2012

Financial Statements

Notes to Consolidated Financial Statements

General

1. We note your response to our prior comment one. Please provide an updated materiality analysis that specifically addresses the quantitative factors considered that lead to the company's conclusion that the adjustments made to prior periods were not material to any previously filed financial statements. For each adjustment clarify the period to which it relates and the period the correction was made in your financial statements.

Mr. Kevin Woody
September 13, 2013

In regard to the financials for the three, six and nine months ended June 30, 2011 and September 30, 2011, we evaluated the materiality of the adjustments made to the prior periods based upon both quantitative and qualitative factors. As a caveat, it should be noted that we used the most conservative valuations, which resulted in the greatest possible adjustments. In all cases, we are dealing with thinly traded securities for which there is limited to no market. A summary of the adjustments made to the previously reported financial statements for June 30 and September 30, 2011 which was the basis for the analysis of the quantitative factors considered is as follows:

	As Previously		As	% of
	Reported	Adjustment	Adjusted	Adjustment
Balance Sheet as of June 30, 2011
Investments, at fair value	5,013,317	(1,190,889)	3,822,428	-24%
Deferred tax asset	35,408	22,695	58,103	64%
Deferred tax liability	1,674,701	(424,330)	1,250,371	-25%
Retained earnings (accumulated deficit)	59,279	(66,857)	(7,578)	-113%
Other comprehensive income, net	2,812,992	(677,007)	2,135,985	-24%

Statements of Operations and Cash Flows for the Six Months Ended June 30, 2011
Unrealized loss on marketable securities	3,676,879	(799,920)	2,876,959	-22%

Balance Sheet as of September 30, 2011
Investments, at fair value	7,213,226	(4,294,143)	2,919,083	-60%
Deferred tax asset	19,850	22,694	42,544	114%
Deferred tax liability	2,489,574	(1,570,138)	919,436	-63%
Accumulated deficit	(17,901)	(66,857)	(84,758)	373%
Other comprehensive income, net	4,197,162	(2,634,454)	1,562,708	-63%

Statements of Operations and Cash Flows for the Nine Months Ended September 30, 2011
Unrealized loss on marketable securities	2,292,710	1,157,526	3,450,236	50%

Mr. Kevin Woody
September 13, 2013

The aggregate of the adjustments exceeded the generally accepted quantitative threshold of 5%. However, we believe quantitative analysis alone is not sufficient, but that the qualitative analysis must also be considered as an integral part of the entire picture. After considering the qualitative factors, along with the quantitative factors, we determined that overall, the adjustments were not material to the previously reported financial statements.

As stated in our response letter dated August 21, 2013, we determined that these errors were immaterial to the 2011 periods, but that the cumulative effect would be material to the 2012 periods if corrected in 2012. They were considered significant and material if corrected in 2012 specifically and only because it would have impacted the comparability to the prior periods. However, in the last analysis, we have concluded that it was not probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the errors included in the 2011 financial statements. This was based mainly on qualitative factors including, but not limited to, the following

a.   The misstatements resulting from the errors are not pervasive. They are limited to the fair value of the investment assets that are thinly traded securities for which there is limited to no market, the deferred tax liability and accumulated other comprehensive income (loss).

b. The misstatements have no impact on any statement of operations line items above net loss or on net loss per share. They impact only the unrealized losses included in comprehensive loss.

c. The misstatements have no impact on management compensation, analysts’ expectations for the company or overall trends of the company’s operations.

d. The disclosures in the 2011 filings include listing of the full names of the investment companies and it is made clear that those 2011 values are based upon the quoted prices for those securities. The trading volume of those securities is public information.

Finally, The Company has noted the comments by the Staff in the closing section.  Please be advised that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing. The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact David Wagner at (303)630-9522.

Very truly yours,

/s/ Brian Klemsz
Brian Klemsz
Chairman